UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

OphthaliX Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

683736 102

(CUSIP Number)

Pnina Fishman, Ph.D

Chief Executive Officer

Can-Fite BioPharma Ltd.

10 Bareket St.

Petach-Tikva, 49170, Israel

Telephone: +972-3-9241114

Copies to:

Ronald N. Vance, P.C.

Attorney at Law

1656 Reunion Avenue

Suite 250

South Jordan, UT  84095

(801) 446-8802

(801) 446-8803 (fax)

ron@vancelaw.us

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 683736 102	13D

1	NAME OF REPORTING PERSON: Can-Fite BioPharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ¨ (b) ¨
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) - ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,962,048
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,962,048
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,962,048
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.24%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 683736 102	13D

This Amendment No. 1 to Schedule 13D with respect to the shares of common stock of OphthaliX Inc. (the “Issuer”) amends and supplements the Schedule 13D filed by Can-Fite BioPharma Ltd. (“Can-Fite”) on December 2, 2011 (the “Schedule 13D”) to add the additional 1,267,315 warrants that were granted to Can-Fite in November 2011 but were not exercisable until the completion of the increase in capital (the “Capital Increase”) of the Issuer which occurred on April 2, 2012.  Except as set forth herein, the Schedule 13D is unmodified.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and restated as follows:

On November 21, 2011, the Issuer consummated its acquisition of all the outstanding interests in Eyefite Ltd., a private company and wholly owned subsidiary of Can-Fite (“Eyefite”), pursuant to an Agreement, dated November 21, 2011 (the “Agreement”), which Agreement effectuated a grant to the Issuer a worldwide exclusive license over Can-Fite’s therapeutic drug CF 101 for the field of ophthalmic disease (the “Transaction”).  Concurrent with the Transaction, the Issuer (i) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Can-Fite, whereby Can-Fite purchased 36,000,000 shares of common stock of the Issuer in exchange for surrendering to the Issuer all of the issued and outstanding common stock of Eyefite, (ii) issued to Can-Fite a warrant agreement (the “Warrant”) whereby Can-Fite had the immediate right to acquire 2,160,102 shares of common stock of the company, (iii) issued to Can-Fite a warrant to purchase an additional 1,267,315 shares subject to the Capital Increase (which occurred on April 2, 2012), (iv) entered into a service agreement with Eyefite and Canfite (the “Service Agreement”) whereby Can-Fite will manage, as an independent contractor, all activities relating to pre-clinical and clinical studies performed for the development of ophthalmic indications of CF101, (v) issued 2,097,626 shares of its common stock to Can-Fite in exchange for 17,873,054 ordinary shares of Can-Fite, valued at $2.4 million (as determined by reference to the previous trading day’s closing price for Can-Fite shares on the Tel Aviv Stock Exchange), and (vi) issued 437,005 shares of its common stock to Can-Fite in consideration for a cash investment of $500,000.  With respect to (vi), Can-Fite used its own assets and working capital for the purchase.  Also concurrent with the Transaction, Eyefite and Can-Fite entered into a license agreement (the “License Agreement”) pursuant to which Can-Fite granted to Eyefite a sole and exclusive worldwide license for the use of CF101, Can-Fite’s therapeutic drug candidate, solely in the field of ophthalmic diseases.

The foregoing descriptions of the Agreement, Stock Purchase Agreement, Warrant Agreement, Service Agreement and License Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits 2.1, 10.1, 4.1, 10.3 and 10.2 respectively, to the Issuer’s Current Report on Form 8-K filed with the SEC on November 23, 2011.

Item 5.

Interest in Securities of the Issuer.

Item 5 of Schedule 13D is amended and restated as follows:

(a) and (b) On November 21, 2011, the Issuer and Can-Fite entered into the Transaction (as described above).  In addition, the Capital Increase was completed on April 2, 2013.  As a result of the Transaction and the Capital Increase, Can-Fite beneficially owns 41,962,048 shares of Common Stock representing 83.24% of the outstanding shares of Common Stock of Issuer.  This amount includes 3,427,417 shares of common stock that may be acquired upon exercise of warrants issued to Can-Fite as described above.  Can-Fite has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of all of its 41,962,048 shares of Common Stock (the “Shares”).

(c) Except as set forth in Item 3, to the knowledge of Can-Fite, no transactions in the Shares have been effected during the past 60 days.

CUSIP No. 683736 102	13D

(d) No person other than (i) Can-Fite and the (ii) beneficial owners of Can-Fite are known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by Can-Fite and reported by this statement.  The beneficial owner of Can-Fite holding 5% or more of Can-Fite’s outstanding ordinary shares is Shaked Global at 8.57% and IBI Investment house Ltd. at 5.57%.

(e) Not applicable.

CUSIP No. 683736 102	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2013	CAN-FITE BIOPHARMA LTD.

	By:	/s/ Pnina Fishman
	Name:	Pnina Fishman
	Title:	Chief Executive Officer

CUSIP No. 683736 102	13D

Schedule A is amended and restated as follows:

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CAN-FITE BIOPHARMA LTD.

The name, business address, present principal occupation or employment of each of the directors and executive officers of Can-Fite are set forth below. The business address for each person listed below is 10 Bareket Street, Kiryat Matalon, P.O. Box 7537, Petah-Tikva, Israel 49170.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Can-Fite. Unless otherwise indicated below, all of the persons listed below are citizens of the State of Israel.

Name	Present Principal Occupation
Directors

Pnina Fishman, Ph.D.	Chief Executive Officer and Director
Ilan Cohn, Ph.D	Senior Partner at the patent attorney firm Reinhold Cohn & Partners and Director
Liora Lev	Partner in Ascend Technology Ventures and Director
Avraham Sartani, M.D.	Partner at Arkadia Pharma and Director
Yechezkel Barenholz, Ph.D

Professor of Biochemistry and the Daniel G. Miller Professor in Cancer Research and head of the Laboratory of Membrane and Liposome Research at the Department of Biochemistry, the Hebrew University, Hadassah Medical School and Director

Gil Oren	Director
Guy Regev	Chief Executive Officer of Shaked Global Group

Name	Present Principal Occupation
Executive Officers (Who Are Not Directors)

Motti Farbstein	Chief Operating Officer and Financial Director
Barak Singer	Vice President Business Development